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September 17, 2007		Writer’s Direct Contact 650.813.5880 RScudellari@mofo.com

Via Edgarlink and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mark P. Shuman

Re:	CyberSource Corporation
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-145447

Ladies and Gentlemen:

On behalf of our client CyberSource Corporation, we are providing the following response to comments 1 and 2 in the letter, dated September 10, 2007, from the Staff of the Securities and Exchange Commission regarding the above-referenced Registration Statement. For your convenience, comments 1 and 2 are repeated in italics above each response.

Comment No. 1:

We note that you have incorporated the Forms 10-Q for only the period ended June 30, 2007 for both CyberSource and Authorize.Net. Please revise this section to specifically incorporate the other Forms 10-Q filed since the end of the fiscal year covered by the Forms 10-K incorporated by reference by each company. Please refer to Item 12(a)(1) of Form S-4.

Response No 1:

The above-referenced Registration Statement includes incorporation by reference of the Form 10-Q for the period ended March 31, 2007 for both CyberSource and Authorize.Net.

Securities and Exchange Commission

Attention: Mark P. Shuman

September 17, 2007

Page Two

Comment No. 2:

Please identify the person signing in the capacity of controller or principal accounting officer. Please see Instruction to signatures of Form S-4.

Response No. 2:

The above-referenced Registration Statement identifies Steven D. Pellizzer as the individual signing in the capacity of principal accounting officer.

If you have any questions or comments regarding the foregoing, please call the undersigned at (650) 813-5880.

Sincerely,

/s/ Richard Scudellari

Richard Scudellari

cc:	William S. McKiernan
David J. Kim
Dean Hanley (Foley Hoag)